SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

CONRAD INDUSTRIES, INC.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

208305102
(CUSIP Number)

DECEMBER 31, 2001
(Date of Event Which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 208305102

1)	Name of Reporting Person	William H. Hidalgo
	I.R.S. Identification No. of Above Person (entities only)	N/A

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	N/A
	(b)	N/A

3)	SEC Use Only

4)	Citizenship or Place of Organization	United States of America

Number of	(5) Sole Voting Power	332,667
Shares Bene-
ficially	(6) Shared Voting Power	0
Owned by
Each Reporting	(7) Sole Dispositive Power	332,667
Person
With	(8) Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	332,667

10)	Check if the Aggregate Amount in Row (9)
	Excludes Certain Shares (See Instructions)	N/A

11)	Percent of Class Represented by Amount
	in Row (9)	4.6%*

12)	Type of Reporting Person (See Instructions)	IN

*	Based upon 7,233,454 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q for the period ended September 30, 2001.

Item 1(a).	Name of Issuer:

Conrad Industries, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1501 Front Street
Morgan City, Louisiana 70381

Item 2(a).	Name of Persons Filing:

William H. Hidalgo

Item 2(b).	Address of Principal Business Office:

2920 Highway 182 W.
Patterson, Louisiana 70392

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

208305102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940
	(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)
	(g)	[ ]	A parent holding company or control person in accordance with §§ 240.13d-1(b)(1)(ii)(G)
	(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
	(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

	(a)	Amount Beneficially Owned		332,667

	(b)	Percent of Class		4.6%*

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote	332,667

		(ii)	shared power to vote or to direct the vote	0

		(iii)	sole power to dispose or to direct the
			disposition of	332,667

		(iv)	shared power to dispose or to direct the
			disposition of	0

*	Based upon 7,233,454 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q for the period ended September 30, 2001.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ x ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2002

/S/ WILLIAM H. HIDALGO
William H. Hidalgo